51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")
#240 - 209 Carrall Street
Vancouver, BC  V6B 2J2

Item 2 Date of Material Change

August 6, 2026 and August 18, 2026

Item 3 News Release

The news release dated September 18, 2026 was disseminated through Newsfile Corp. on September 18, 2026.

Item 4 Summary of Material Change

The Company issued an aggregate of 1,336,436 common shares of the Company (each, a "Share") pursuant to the conversion of an aggregate of 1,752 series B convertible preferred shares of the Company (each, a "Series B Convertible Preferred Share").

Item 5 Full Description of Material Change

5.1  Full Description of Material Change

The Company issued an aggregate of 1,336,436 Shares pursuant to the conversion of an aggregate of 1,752 Series B Convertible Preferred Shares.

The conversions included (i) the conversion of 324 Series B Convertible Preferred Shares held by Koko Financial Services Ltd. ("Koko") into 244,201 Shares on August 6, 2026, (ii) the conversion of 610 Series B Convertible Preferred Shares held by 0851433 BC Ltd. ("NumberCo") into 464,367 Shares on August 18, 2026, and (iii) the conversion of 818 Series B Convertible Preferred Shares held by FWP Holdings LLC ("FWP Holdings") into 627,868 Shares on August 18, 2026. Each of Koko, NumberCo and FWP Holdings is controlled by Fraser Atkinson, the Company's Chief Executive Officer and a director.

As the Shares were issued to companies controlled by an insider of the Company, the issuance of the Shares constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(g) and 5.7(e) of MI 61-101, respectively.

MI 61-101 Requirements

The issuance of the Shares upon conversion of the Series B Convertible Preferred Shares is a "related party transaction" as such term is defined in MI 61-101.

The following supplementary information is provided in accordance with Section 5.2 of MI 61-101.

(a) a description of the transaction and its material terms:

See Item 4 above for a description of the conversion of Series B Convertible Preferred Shares.

(b) the purpose and business reasons for the transaction:

The Series B Convertible Preferred Shares were converted in accordance with their terms.

(c) the anticipated effect of the transaction on the issuer's business and affairs:

The conversions resulted in the issuance of an aggregate of 1,336,436 Shares and a corresponding reduction in the number of issued and outstanding Series B Convertible Preferred Shares from 6,392 to 4,640. Following the conversions, the Company had 9,884,038 Shares issued and outstanding.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Koko, a private company owned by Fraser Atkinson, the Chief Executive Officer, Chairman and a director of the Company, converted 324 Series B Convertible Preferred Shares into 244,201 Shares on August 6, 2026.

NumberCo, a private company owned by Fraser Atkinson, the Chief Executive Officer, Chairman and a director of the Company, converted 610 Series B Convertible Preferred Shares into 464,367 Shares on August 18, 2026.

FWP Holdings, a private limited liability company owned by Fraser Atkinson, the Chief Executive Officer, Chairman and a director of the Company, converted 818 Series B Convertible Preferred Shares into 627,868 Shares on August 18, 2026.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the conversion of the Series B Convertible Preferred Shares on the percentage of securities of the Company beneficially owned or controlled by Fraser Atkinson:

Name and Position	Number of Securities Issued	No. of Securities Held Prior to the Conversion	Percentage of Issued and Outstanding Securities Prior to the Conversion	No. of Securities Held After the Conversion	Percentage of Issued and Outstanding Securities After the Conversion
Fraser Atkinson Chief Executive Officer, Chairman and Director	1,336,436 Shares(1)	Undiluted: 1,494,933(2) Diluted: 6,813,266(3)	Undiluted: 17.5%(4) Diluted: 49.1%(5)	Undiluted: 2,831,369(6) Diluted: 7,262,614(7)	Undiluted: 28.6%(8) Diluted: 50.7%(9)

(1) Comprised of: (i) 244,201 Shares issued to Koko on August 6, 2026 upon conversion of 324 Series B Convertible Preferred Shares; (ii) 464,367 Shares issued to NumberCo on August 18, 2026 upon conversion of 610 Series B Convertible Preferred Shares; and (iii) 627,868 Shares issued to FWP Holdings on August 18, 2026 upon conversion of 818 Series B Convertible Preferred Shares.

(2) Comprised of: (i) 536,230 Shares held directly; (ii) 2,857 Shares held by Atkinson Family Trust; (iii) 785,555 Shares held indirectly through FWP Acquisition, (iv) 6,818 Shares held indirectly through FWP Holdings; (v) 89,008 Shares held indirectly through Koko; (vi) 70,893 Shares indirectly through KFS Capital LLC ("KFS"), a private company owned by Fraser Atkinson; (vii) 1,786  Shares held indirectly through H. Atkinson ITF SS Atkinson; and (viii) 1,786 Shares held indirectly through H. Atkinson ITF RR Atkinson.

(3) Comprised of: (i) an aggregate of 1,494,933 Shares held directly and indirectly; (ii) 24,500 stock options, each of which is exercisable into one Share, of which 5,000 are exercisable at a price of $164.50 per Share until December 10, 2026, 6,000 are exercisable at a price of $38.00 per Share until February 14, 2028, 6,000 are exercisable at a price of $27.20 per Share until March 27, 2029 and 7,500 are exercisable at a price of $7.80 per Share until March 14, 2030; (iii) 54,348 Shares that may be issued on exercise of share purchase warrants held indirectly through FWP Acquisition which are exercisable at a price of $4.60 per Share until May 14, 2027; (iv) 1,893,884 Shares that may be issued on conversion of convertible debentures assuming the conversion price of US$0.99 held indirectly through FWP Acquisition; (v) 109,146 Shares that may be issued on conversion of convertible debentures assuming the conversion price of US$0.99 held indirectly through Koko; (vi) 2,349,367 Shares that may be issued on conversion of the 4,640 Series B Convertible Preferred Shares held indirectly through FWP Acquisition assuming a conversion price of US$1.975 per Share; (vii) 414,177 Shares that may be issued on conversion of the 818 Series B Convertible Preferred Shares held indirectly through FWP Holdings assuming a conversion price of US$1.975 per Share; (viii) 308,861 Shares that may be issued on conversion of the 610 Series B Convertible Preferred Shares held indirectly through NumberCo assuming a conversion price of US$1.975 per Share; and (ix) 164,050 Shares that may be issued on conversion of the 324 Series B Convertible Preferred Shares held indirectly through Koko assuming a conversion price of US$1.975 per Share, all of which may be exercised or converted within 60 days.

(4) Based on 8,547,602 Shares outstanding prior to the conversions of the Series B Convertible Preferred Shares into Shares.

(5) Based on 13,865,935 Shares comprised of: (i) 8,547,602 Shares outstanding prior to the conversions; (ii) 24,500 Shares that may be issuable on exercise of stock options of the Company held by Fraser Atkinson; (iii) 54,348 Shares that may be issuable on exercise of share purchase warrants held by FWP Acquisition; (iv) 1,893,884 Shares that may be issued on conversion of convertible debentures held indirectly through FWP Acquisition assuming a conversion price of US$0.99 per Share; (v) 109,146 Shares that may be issued on conversion of convertible debentures held indirectly through Koko assuming a conversion price of US$0.99 per Share; (vi) 2,349,367 Shares that may be issued on conversion of the 4,640 Series B Convertible Preferred Shares held indirectly through FWP Acquisition assuming a conversion price of $1.975 per Share; (vii) 414,177 Shares that may be issued on conversion of the 818 Series B Convertible Preferred Shares held indirectly through FWP Holdings assuming a conversion price of $1.975 per Share; (viii) 308,861 Shares that may be issued on conversion of the 610 Series B Convertible Preferred Shares held indirectly through NumberCo assuming a conversion price of $1.975 per Share; and (ix) 164,050 Shares that may be issued on conversion of the 324 Series B Convertible Preferred Shares held indirectly through Koko assuming a conversion price of $1.975 per Share, all of which may be exercised or converted within 60 days.

(6) Comprised of: (i) 536,230 Shares held directly; (ii) 2,857 Shares held by the Atkinson Family Trust; (iii) 785,555 Shares held indirectly through FWP Acquisition, (iv) 464,367 Shares held indirectly through NumberCo, (v) 634,686 Shares held indirectly through FWP Holdings; (vi) 333,209 Shares held indirectly through Koko; (vii) 70,893 Shares indirectly through KFS; (viii) 1,786 Shares held indirectly through H. Atkinson ITF SS Atkinson; and (ix) 1,786 Shares held indirectly through H. Atkinson ITF RR Atkinson.

(7) Comprised of: (i) an aggregate of 2,831,369 Shares held directly and indirectly; (ii) 24,500 stock options, each of which is exercisable into one Share, of which 5,000 are exercisable at a price of $164.50 per Share until December 10, 2026, 6,000 are exercisable at a price of $38.00 per Share until February 14, 2028, 6,000 are exercisable at a price of $27.20 per Share until March 27, 2029 and 7,500 are exercisable at a price of $7.80 per Share until March 14, 2030; (iii) 54,348 Shares that may be issued on exercise of share purchase warrants held indirectly through FWP Acquisition which are exercisable at a price of $4.60 per  Share until May 14, 2027; (iv) 1,893,884 Shares that may be issued on conversion of convertible debentures assuming the conversion price of US$0.99 held indirectly through FWP Acquisition; (v) 109,146 Shares that may be issued on conversion of convertible debentures assuming the conversion price of US$0.99 held indirectly through Koko; (vi) 2,349,367 Shares that may be issued on conversion of the Series B Convertible Preferred Shares held indirectly through FWP Acquisition assuming a conversion price of US$1.975 per Share, all of which may be exercised within the next 60 days.

(8) Based on 9,884,038 Shares outstanding after the conversions of the Series B Convertible Preferred Shares into Shares.

(9) Based on 14,315,283 Shares comprised of: (i) 9,884,038 Shares outstanding after the conversions of the Series B Convertible Preferred Shares into Shares; (ii) 24,500 Shares that may be issuable on exercise of stock options of the Company held by Fraser Atkinson; (iii) 54,348 Shares that may be issuable on exercise of share purchase warrants held by FWP Acquisition; (iv) 1,893,884 Shares that may be issued on conversion of convertible debentures assuming the conversion price of US$0.99 held indirectly through FWP Acquisition; (v) 109,146 Shares that may be issued on conversion of convertible debentures assuming the conversion price of US$0.99 held indirectly through Koko; and (vi) 2,349,367 Shares that may be issued on conversion of the Series B Convertible Preferred Shares held indirectly through FWP Acquisition assuming a conversion price of US$1.975 per Share, all of which may be exercised within the next 60 days.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The board of directors approved the issuance of the Series B Convertible Preferred Shares and the terms governing their conversion, with Fraser Atkinson abstaining from voting on the issuance of Series B Convertible Preferred Shares. All of the independent directors of the Company, acting in good faith, determined that the Company was facing financial difficulty and that the transactions were designed to improve the financial position of the Company. The independent directors also determined that the terms of the Series B Convertible Preferred Shares were reasonable in the circumstances. A special committee was not established in connection with the approval of the loans and loan agreements, and no materially contrary view or abstention was expressed or made by any director.

(f) a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company previously entered into subscription agreements pursuant to which the Series B Convertible Preferred Shares were issued to Koko, NumberCo and FWP Holdings. On August 6, 2026 and August 18, 2026, an aggregate of 1,752 Series B Convertible Preferred Shares were converted into an aggregate of 1,336,436 Shares in accordance with the terms of the Series B Convertible Preferred Shares.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The issuance of the Shares is considered to be a "related party transaction" within the meaning of MI 61-101, but is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.

5.2  Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

September 18, 2026